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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

EON LABS, INC. (Name of Subject Company)

EON LABS, INC. (Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)

(CUSIP Number of Class of Securities)
 29412E 10 0

William F. Holt
Eon Labs, Inc.
1999 Marcus Avenue
Lake Success, NY 11042
(516) 478-9700
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:
Steven A. Seidman, Esq. David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Robert E. Spatt, Esq. Patrick J. Naughton, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

[    ]    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

        This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes thereto, the "Statement") filed with the Securities and Exchange Commission on May 23, 2005, by Eon Labs, Inc. (the "Company").

        This Statement relates to the tender offer by Zodnas Acquisition Corp. ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis Corporation ("Novartis"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, a Swiss Company ("Parent"), to purchase all of the issued and outstanding shares of Company Common Stock at a purchase price of $31.00 per share (the "Offer Price"), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Because the shares of Company Common Stock owned by Santo Holding (Deutschland) GmbH ("Santo") and Hexal AG ("Hexal") will be acquired pursuant to separate agreements with affiliates of Parent (as described below), effectively the Offer is being made for all of the issued and outstanding shares not held by Santo or Hexal. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Merger Sub and Novartis with the Securities and Exchange Commission (the "SEC") on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, Amendment No. 3 on June 7, 2005, Amendment No. 4 on June 15, 2005 and Amendment No. 5 on June 21, 2005..

        Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Statement.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

        Item 3(a) of the Schedule 14D-9 is amended by the following amendment to the section "The Santo Agreement."

1.
The two paragraphs on page 3 of the Statement immediately preceding the paragraph entitled "The Confidentiality Agreement" are hereby replaced in their entirety by the following:

        The descriptions of the Merger Agreement and the Santo Agreement in this Schedule 14D-9 have been included to provide you with information regarding their terms. The Merger Agreement and the Santo Agreement each contain representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of those contracts between the respective parties and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of those contracts. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the respective parties rather than establishing matters as facts.

Item 4. The Solicitation or Recommendation.

        The section of Item 4(b) beginning with the heading "The Special Committee" on page 13 of the Statement and ending before the heading "Board of Directors" on page 16 of the Statement is replaced in its entirety by the following:

        The Special Committee.    In evaluating the Offer, the Special Committee relied on its knowledge of the business, financial condition and prospects of the Company as well as consultation with its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer, the Special Committee did not find it practicable to and did not attempt to quantify, rank or otherwise assign relative weight to the specific factors it considered in reaching its determination. In addition, individual members of the Special Committee may have given different weight to different factors. The reasons for the Special Committee's recommendation that the stockholders of the Company accept the Offer include the following:

        The Special Committee found the following factors be to supportive of its recommendation:

  Financial and Business Prospects of the Company

          Based on the Company's business, its current financial condition, results of operations, competitive position, future prospects and the strategic objectives of the Company, including potential risks involved in achieving those prospects and objectives, and the current and anticipated developments in the general economy and the generic drug industry, the Special Committee believes, on the basis of its familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth.

  Opinion of Financial Advisor

          The financial presentations of Merrill Lynch to the Special Committee, culminating in its final presentation on February 19, 2005, in connection with the Offer and the Merger, including the oral opinion of Merrill Lynch, delivered to the Special Committee that as of such date and, based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the holders of the Public Shares in the Offer and the Merger is fair from a financial point of view to such holders (the full text of the Merrill Lynch written opinion, dated February 20, 2005, is attached as Annex II hereto and should be read in its entirety). In evaluating Merrill Lynch's presentation, the Special Committee was aware that Merrill Lynch would receive the fees described under Item 5 of this Statement.

  Cash Tender Offer

          The Offer calls for a cash tender offer for all shares of Company Common Stock that is intended to close at the same time as the purchase of the Santo Shares, thereby enabling the Company's stockholders who accept the Offer, at the earliest possible time, to obtain cash in exchange for their shares of Company Common Stock and this opportunity will be available, upon satisfaction of the conditions to the Offer, to any and all stockholders who tender their shares and is not subject to any condition that a minimum number of shares be tendered.

  All-Cash Consideration

          The certainty of value represented by the all-cash consideration offered by Novartis and Merger Sub.

  Arm's-Length Negotiations; Highest Price; Premium to Santo Share price

          The terms of the Offer and Merger were the result of arm's-length negotiations conducted by the Special Committee, which is comprised of independent directors not affiliated with Santo, with the assistance of independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the price offered by Novartis from what was initially a range of between $25.00 and $28.00, it concluded that $31.00 was very likely the highest price that could be obtained from Novartis and that, based on Novartis' statements (including that $31.00 was its best and final price), further negotiation could have caused Novartis to abandon the acquisition of the Public Shares and attempt to proceed only with the acquisition of Hexal and/or the Santo Shares, leaving the holders of Public Shares with the prospect of having their shares acquired by Novartis pursuant to a transaction, the terms of which would be limited only by the Confidentiality

  Agreement (pursuant to which Novartis would be obligated to consummate a tender offer for the Public Shares at a price equal to the price per share paid for the Santo Shares). In addition, the Special Committee considered the fact that the $31.00 price per Public Share represented approximately $2.55 more than the price that Novartis was offering for the Santo Shares, including accrued interest through February 18, 2005 (based on the exchange rate and the interest rate provided for in the Santo Agreement, both as of the close of business on February 18, 2005, the most recent business day prior to the date that the Special Committee met to approve and recommend the Proposed Transaction).

  Majority of Public Shares to Approve or Disapprove the Merger

          The fact that the Merger Agreement and the Confidentiality Agreement provide that in the event that Novartis and Merger Sub purchase less than a majority of the Public Shares pursuant to the Offer, Novartis and Merger Sub will not be permitted to acquire the rest of the Public Shares pursuant to a merger or other involuntary business combination transaction prior to February 11, 2006 unless (1) a majority of the outstanding Public Shares vote in favor of such a transaction, or (2) Novartis has been able to acquire 90% of the outstanding Shares of the Company Common Stock through voluntary acquisitions (such as open market purchases or tender offers) and the consideration to be received in the Merger is equal to the Offer Price. This contractual feature is intended to permit a majority of the Public Shares to have the ability to approve or disapprove a merger to be effected prior to February 11, 2006, notwithstanding the fact that following the acquisition of the Santo Shares Novartis would otherwise be able to approve the Merger by itself and in this regard is similar to giving the holders of Public Shares the ability to vote on the merger since their choice to tender effects whether the merger will be completed but has the advantage that if a majority of the Public Shares tender, the non-tendering stockholders will still receive the same consideration as those who tendered. This structure gives all public stockholders the opportunity to receive the Offer Price for their shares, regardless of whether a majority of the Public Shares are tendered.

  Historical Market Price; Financial Criteria

          The Special Committee considered the Offer Price in relation to the historical market prices, recent trading activity and trading range of the shares of Company Common Stock, including the fact that the Offer Price represents a premium of approximately 25% over the $24.75 closing price of the shares of Company Common Stock on the Nasdaq National Market System on February 4, 2005, the last full trading day prior to the date on which the market initially reacted to rumors of a potential transaction involving the Company. In addition, the Special Committee considered the fact that the Offer Price represents a multiple of 5.37x the Company's 2005 estimated revenue and 12.7x the Company's 2005 estimated EBITDA, which compares favorably to public acquisitions that the Special Committee's financial advisors identified as reasonably comparable to the Proposed Transaction.

  Alternatives to the Proposed Transaction

          A review of the possible alternatives to the transactions contemplated by the Merger Agreement, including the possibility that Novartis would become the Company's majority stockholder pursuant to a transaction in which the Public Shares were not acquired, as well as the risks and uncertainties associated with those alternatives. In this regard, the Special Committee and the Board had been informed that Santo, the holder of approximately 67.5% of the shares of Company Common Stock was prepared to commit to sell its shares of Company Common Stock and Hexal to Novartis and had determined that the Proposed Transaction was the best available transaction.

  Effects of Hexal Transaction and/or a sale of the Santo Shares without the Proposed Transaction

          The effects on the Company's business that would result from Novartis purchasing Hexal independently from its acquisition of the Company or purchasing Hexal and the Santo Shares independently from the Public Shares, which the Special Committee and the Board had been advised were under consideration, including the impact on the Technology Agreement between Hexal and the Company and, if the Santo Shares were bought independently of the Public Shares, the effect of the Public Shares becoming a minority interest in a company owned by a competitor. Pursuant to the Confidentiality Agreement, if Novartis were to acquire the Santo Shares without acquiring the Public Shares, Novartis would be obligated to consummate a tender offer for the Public Shares at a price equal to the price per share paid for the Santo Shares.

  No Financing Condition; Funds Available; Parent Guaranty

          The fact that Parent's, Novartis' and Merger Sub's obligations under the Offer are not subject to any financing condition, the representations in the Merger Agreement that sufficient funds will be available to it for Merger Sub to consummate the Offer and the Merger, Parent's financial strength and Parent's guarantee of the obligations of Novartis and Merger Sub under the Merger Agreement.

  Reputation and Capabilities of Parent

          The business reputation and capabilities of Parent and its management were considered with respect to Parent's commitment and ability to consummate the Offer and Merger.

  Ability to Respond to Unsolicited Proposals

          That, while the Company is prohibited under the Merger Agreement from soliciting or encouraging acquisition proposals, the Company may, at any time prior to the time Merger Sub accepts and pays for all Public Shares tendered pursuant to the Offer, furnish information, hold discussions and take related actions in respect of any such proposal received that was not solicited or knowingly encouraged by the Company if, after consultation with its outside counsel, the Special Committee determines that doing so is required in the proper exercise of its fiduciary duties.

  Ability to Change Recommendations

          The fact that, pursuant to the Merger Agreement, the recommendations of the Company's Board and the Special Committee to the Company's stockholders to accept and approve the Offer and for adoption of the Merger Agreement may be modified or withdrawn after the execution date of the Merger Agreement, if, after consultation with its outside counsel, the Special Committee determines that doing so is required in the proper exercise of its fiduciary duties.

  Appraisal Rights

          The fact that stockholders who do not tender their shares pursuant to the Offer will have the right to dissent from the Merger (if the Merger occurs) and to demand appraisal of the fair value of their shares under the DGCL, whether or not a stockholder vote is required to approve the Merger. See Item 8—Additional Information—Appraisal Rights" below. In this regard, the Special Committee considered the complexity of the appraisal procedure and its counsel reviewed with the Special Committee some of the valuation methodologies that had been used in certain historical appraisal proceedings.

        The Special Committee considered the following negative factors relating to the Offer and Merger:

  Risk of Unsatisfied Offer Conditions

          The risk that the conditions to the Offer may not be satisfied and, therefore, the Public Shares may not be accepted pursuant to the Offer and the Merger may not be consummated.

  Taxable Transaction

          The Special Committee considered that the consideration to be received by the holders of Company Common Stock in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

        The Special Committee also considered certain other factors relating to the Offer and Merger:

  The Merger Agreement

          The other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

  General Economic Climate

          The current regional, national and international economic climate, and its potential impact on the generic pharmaceutical industry in general and on Eon, Novartis and the Offer and Merger.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 22, 2005

EON LABS, INC.
By:	/s/ WILLIAM F. HOLT Name: William F. Holt Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)	Letter to Stockholders of Eon Labs, Inc., dated May 23, 2005, from Bernhard Hampl, Ph.D.*
Exhibit (a)(2)	Offer to Purchase, dated May 23, 2005 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Novartis AG, Novartis Corporation and Zodnas Acquisition Corp. filed on May 23, 2005).
Exhibit (a)(4)	Opinion of Merrill Lynch & Co., dated February 20, 2005 (included as Annex II to this Statement).*
Exhibit (a)(5)	Press Release issued by Eon Labs, Inc. on February 21, 2005 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(1)
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., an indirect, wholly owned subsidiary of Novartis Corporation, Eon Labs, Inc. and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(2)
Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis Corporation, Santo Holding (Deutschland) GmbH and for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(3)
Confidentiality Agreement, dated as of February 11, 2005, between Eon Labs, Inc. and Novartis Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Eon Labs, Inc. on February 22, 2005).
Exhibit (e)(4)	Section 14(f) Information Statement of Eon Labs, Inc., dated May 23, 2005 (included as Annex I to this Statement).*

*
Previously filed.

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SIGNATURE
INDEX TO EXHIBITS